BUTTERFIELD REACHES RESOLUTION WITH US DEPARTMENT OF JUSTICE
Hamilton, Bermuda — August 3, 2021: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that it has reached a resolution with the United States Department of Justice concerning the inquiry into Butterfield’s legacy business with US clients reported in November 2013.

The resolution is in the form of a non-prosecution agreement ("NPA") with a three-year term. The financial payments totaling $5.6 million in respect of Forfeiture and Tax Restitution Amounts are in line with the existing provision included in Butterfield’s financial statements as recorded in 2015 and 2016.

Michael Collins, Chairman and Chief Executive Officer of Butterfield, said, “We are pleased to resolve this matter which dates back to late 2013. Since that time, we have enhanced our compliance controls for business with US clients and the total payment has been provisioned. Moving forward, we remain focused on delivering for our clients and our stakeholders.”

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 VP, Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com